ORGANIGRAM

Q2 2023

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated April 11, 2023 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the three and six months ended February 28, 2023 (“Q2 Fiscal 2023”) and the audited annual consolidated financial statements for the year ended August 31, 2022 (the "Annual Financial Statements"), including the accompanying notes thereto.

Financial information in this MD&A is based on the Interim Financial Statements of the Company, and has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws. Refer to “Cautionary Statement Regarding Forward-Looking Information” included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under International Financial Reporting Standards ("IFRS"), as issued by the IASB, but are used by management to assess the financial and operational performance of the Company. These include, but not limited to, the following:

•Yield per plant (in grams);
•Average net selling price per gram and per unit;
•Target production capacity;
•Gross margin before fair value adjustments;
•Adjusted gross margin;
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"); and
•Free cash flow ("FCF").

The Company believes that these Non-IFRS Measures (as defined herein), in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Review and Results of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

The Company’s wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s other wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian"), are also licensed under the Cannabis Act.

The Company’s head office is located at 1250-333 Bay Street, Toronto, Ontario, M5H 2R2. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to: statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and target production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s subsidiaries EIC and Laurentian;
•The ongoing impact of the current global health crisis caused by COVID-19 (as defined below);
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results;
•Legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations about the Company's ability to develop current and future vapour hardware, and the Company's ability to enter the vapour market;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein) and the renewal of the Company’s licenses thereunder, and the Company’s ability to obtain export licenses from time to time;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto to the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth;
•The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Lac-Supérieur Facility expansion plans, capital expenditures, current and targeted production capacity, and timing thereof; and
•Expectations concerning the Company's performance during its fiscal year ending August 31, 2023 ("Fiscal 2023"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A"), Adjusted EBITDA and FCF.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    2

present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; the timing for the implementation of the Company's ERP system (as hereinafter defined); and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other
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Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following:

•Yield per plant in grams is calculated by taking the total amount of grams of dried flower harvested, excluding trim, and dividing it by the total number of plants harvested.

Management believes that yield per plant in grams provides a useful measure about the efficiencies gained through its operating activities.

•Average net selling price per gram and per unit are calculated by taking net revenue, which is then divided by total grams or total units sold in the period.

Management believes the average net selling price per gram or per unit measures provide more specific information about the pricing trends over time by product type.

•Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) divided by net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash fair value adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to IFRS in the "Financial Review and Results of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loan receivable; unrealized loss (gain) on changes in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions (recoveries) to net realizable value of inventories; COVID-19 related charges, net of government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to IFRS in the "Financial Review and Results of Operations" section of this MD&A.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•Free cash flows ("FCF") is a non-IFRS financial performance measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or
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as a substitute for measures of performance prepared in accordance with IFRS. FCF is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shoppers Drug Mart. The Company continues to be committed to medical patients via its Shoppers Drug Mart relationship and will also continue to bring new innovations to this channel. On March 28, 2023, Shoppers Drug Mart announced that it will be transferring its medical cannabis business to Avicanna Inc. The Company is monitoring this transition to ensure its medical patients are supported.

The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac-Supérieur, Quebec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms. In Fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the grow rooms available for flowering to 115 and the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products with an initial focus on cannabidiol ("CBD"). The CoE is established at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement (as defined herein), both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of Edibles and Infusion Corporation ("EIC"), located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. The acquisition enabled the Company to penetrate a new product category and gain expertise in the confectionary space. By leveraging its consumer product and marketing expertise, Organigram was able to swiftly gain the #3 share of the gummy category after the successful integration of the facility.

The Company has additional cannabis production capacity at its wholly-owned subsidiary, Laurentian, located in Lac-Supérieur, Quebec, acquired on December 21, 2021 (the "Lac-Supérieur Facility"). The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Quebec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The Lac-Supérieur Facility holds a standard processing and cultivation license under the Cannabis Act.

STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

The pillars of the Company’s strategy are:
1.Innovation;
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2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage.

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically:

•SHRED: the first milled flower product blended to create curated flavour profiles;
•Edison JOLTS: Canada’s first flavoured high-potency lozenge with 100 mg of tetrahydrocannabinol ("THC") per package. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to February 28, 2023" section of this MD&A;
•Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package;and
•SHRED X Rip-Strip Hash: Botanical terpene-infused hash with 10 pre-cut strips available in a two gram format is the first of its kind in the Canadian cannabis industry.

Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on CBD that has since broadened to include other cannabinoid and novel formats.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #3 market position1 and category leadership:
•SHRED products have been introduced in multiple categories with the brand surpassing $190 million in retail sales.
•HASH: after acquiring Laurentian Organic Inc. in December 2021, the Company expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On February 28, 2023, the Company held the #1 market position2 in the hash category;
•HOLY MOUNTAIN: a new offering in the value sector consisting of unique flower strains and pressed hash;
•Edison JOLTS: #1 position for capsules2. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to February 28, 2023" section of this MD&A; and
•SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada which combined held the #3 market position in the gummy category2 with Monjour being the best-selling CBD-only gummy.

In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Company’s growing facility in Moncton, New Brunswick, utilizes three-tier cultivation technology to maximize square footage. The facility has proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The Winnipeg Facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. The Company has committed $13 million in growth capital expenditures based on current expectations for the cost of expanding the facility to increase capacity, processing and storage space and deliver on automation.
1 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
2 Hifyre, February 28, 2023, data extract from March 28, 2023
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4. Market Expansion
The Company is committed to expanding its market presence by adding to its product offerings and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities, and assessing expansion into international markets.

Examples of market expansion include:
•The strategic acquisitions of EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Quebec;
•Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q2-2023	Q2-2022	CHANGE	% CHANGE
Financial Results
Net revenue	$39,493	$31,836	$7,657	24%
Cost of sales	$29,642	$24,955	$4,687	19%
Gross margin before fair value adjustments	$9,851	$6,881	$2,970	43%
Gross margin % before fair value adjustments(1)	25%	22%	3%	14%
Operating expenses	$20,645	$18,019	$2,626	15%
Other (income) / expenses	$(3,356)	$(4,806)	$(1,450)	(30)%

Adjusted EBITDA(2)	$5,648	$1,556	$4,092	263%
Net loss	$(7,488)	$(4,047)	$(3,441)	85%

Net cash used in operating activities	$(19,711)	$(803)	$(18,908)	(2,355)%

Adjusted Gross Margin(2)	$13,372	$8,255	$5,117	62%
Adjusted Gross Margin %(2)	34%	26%	8%	31%

Operating Results
Kilograms harvested - dried flower	20,624	10,037	10,587	105%
Kilograms sold - dried flower	14,235	11,785	2,450	21%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note 2: Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.

REVENUE
For the three months ended February 28, 2023, the Company reported $39,493 in net revenue. Of this amount $27,415 (69%) was attributable to sales to the adult-use recreational cannabis market, $10,758 (27%) to the international market, $769 (2%) to the medical market and $551 (1%) to other revenues. Q2 Fiscal 2023 net revenue increased 24%, or $7,657, from the prior year comparative period’s net revenue of $31,836, primarily due to an increase of $2,528 in adult-use recreational cannabis net revenue, an increase in international net revenue by $6,321, partly offset by the $1,151 decrease in medical net revenue. Net revenue from the international cannabis market was higher by $6,321 (142%), generated from a significant increase in sales volumes to Israel and Australia.

Sale of flower from all product categories in the recreational market comprised 42% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.81 per gram in Q2 Fiscal 2023 as compared to $2.08 per gram for Q2 Fiscal 2022, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve, including potentially introducing new premium brands.

The volume of all flower sales in grams increased 21% to 14,235 kg in Q2 Fiscal 2023 compared to 11,785 kg in the prior year comparative quarter. The volume increase reflects the Company's improved ability to meet market demand as a result of the completion of the expansion of its Moncton Campus, the market shift towards large format value products and the success of the Company's products in these brands and formats.

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COST OF SALES
Cost of sales for the three months ended February 28, 2023 increased to $29,642 compared to $24,955 in the prior fiscal year's comparative period, primarily as a result of an increase in sales volume in the adult-use recreational cannabis market and international sales. Included in Q2 Fiscal 2023 cost of sales are $3,521 of inventory provisions for unsaleable inventories. The prior fiscal year’s comparative period had inventory provisions and net realizable value adjustments of $711.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for the three months ended February 28, 2023 of $9,851, or 25% as a percentage of net revenue, compared to $6,881, or 22%, in the prior year comparative period. The increase in gross margin before fair value adjustments as a percentage of net revenue is primarily due to higher net revenues and lower cost of sales per unit as the Company achieves greater scale and operating efficiencies, in addition to a greater proportion of higher margin international sales.

Adjusted gross margin3 for the three months ended February 28, 2023 was $13,372, or 34% as a percentage of net revenue, compared to $8,255, or 26%, in the prior year comparable quarter. This was largely due to the current period's higher overall sales volumes, net of the impact of the lower ASP from the shift in the sales mix to value priced products and brands, and lower cost of sales per unit. Please refer to the “Financial Review and Results of Operations” section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

	Q2-2023	Q2-2022	CHANGE	% CHANGE

General and administrative	$11,737	$10,581	$1,156	11%
Sales and marketing	4,334	3,417	917	27%
Research & development	3,348	1,184	2,164	183%
Share-based compensation	1,226	837	389	46%
Impairment of property, plant and equipment	—	2,000	(2,000)	(100)%
Total operating expenses	$20,645	$18,019	$2,626	15%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $11,737 increased from the prior year's comparison quarter of $10,581, primarily due to an increase in general office expenses as a result of the Company's growth, an increase in employee costs, and an increase in technology costs including implementation expenses for a new ERP system.

SALES AND MARKETING
Sales and marketing expenses of $4,334 increased from the prior year's comparative quarter of $3,417, primarily due to higher advertising and promotion costs, and marketing initiatives related to the launch of the Company's new products.

RESEARCH AND DEVELOPMENT
Research and development costs of $3,348 increased from the prior year's comparative quarter of $1,184, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
Share-based compensation expense of $1,226 increased from the prior year's comparative quarter of $837, primarily due to employee equity awards issued during the past 12 months.

IMPAIRMENT
During Q2 Fiscal 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus and recognized an impairment loss of $2,000 in relation to the chocolate line assets.

3 Adjusted gross margin is a Non-IFRS Measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    8

OTHER (INCOME) / EXPENSES

	Q2-2023	Q2-2022	CHANGE	% CHANGE

Financing costs	$63	$90	$(27)	(30)%
Investment income	(1,114)	(307)	807	263%
Share of loss from investments in associates	296	499	(203)	(41)%
Gain (loss) on disposal of property, plant and equipment	(69)	4,879	(4,948)	(101)%
Change in fair value of contingent consideration	(24)	666	(690)	(104)%
Change in fair value of derivative liabilities	(2,433)	(10,633)	(8,200)	(77)%
Legal provision (recovery)	(75)	—	(75)	100%
Total other (income)/expenses	$(3,356)	$(4,806)	$(13,336)	277%

INVESTMENT INCOME
Investment income of $1,114 increased from the prior year's comparative quarter of $307, primarily due to higher interest rates on short-term investments, cash and restricted cash balances.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $24 during Q2 Fiscal 2023 compared to a loss of $666 in Q2 Fiscal 2022. The current period gain was due to the revaluation of the contingent liability payable to the vendors of Laurentian and the prior period expense was due to the revaluation of the contingent liability payable to the vendors of EIC.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES
Change in fair value of derivative warrant liabilities was a gain of $2,433 during Q2 Fiscal 2023 compared to a gain of $10,633 in Q2 Fiscal 2022 as movements in the Company's share price had a greater absolute impact on the fair value of the derivative warrant liability in the prior year period.

NET LOSS
The net loss was $7,488 in Q2 Fiscal 2023 compared to a net loss of $4,047 in Q2 Fiscal 2022. The increase in net loss from the comparative period is primarily due to a lower gain on the change in fair value of derivative liabilities.

ADJUSTED EBITDA
Adjusted EBITDA4 was $5,648 in Q2 Fiscal 2023 compared to Adjusted EBITDA of $1,556 in Q2 Fiscal 2022. The $4,092 increase in adjusted EBITDA from the comparative period is primarily attributable to the increase in adjusted gross margins5 due to the higher volume of products sold, the impact of lower production costs that decreased cost of sales per unit sold, offset by the impact of lower recreational ASP from higher quantities of value brands sold during Q2 Fiscal 2023. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net loss.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO FEBRUARY 28, 2023

In December 2022, the Company was awarded "Cannabis Company of the Year" and "Most Innovative Product of the Year" by KIND Magazine.

In February 2023, the Company introduced SHRED X Rip-Strip Hash, a first-of-its-kind innovation in the Canadian cannabis industry. This botanical terpene-infused hash provides 10 pre-cut strips of hash available in a two gram format. It is available in the popular Tropic Thunder and new Blueberry Blaster flavour profiles.

In March 2023, the Company announced that it had received notification from Health Canada that Health Canada has determined that certain Jolts lozenge products in their 100 mg THC per package format (the “Products”) have been improperly classified as an “extract” rather than an “edible” under the Cannabis Regulations. The Company launched the Products in August 2021 following significant research, development and regulatory work. The Company remains of the view that the patent pending Products are properly classified as cannabis extracts and compliant with the Cannabis Regulations, and is assessing its options with its legal advisors. At present, the Company has paused production of the Products in the current packaging format, pending resolution of the matter. According to Health Canada’s notification, the Company can continue to sell and distribute inventory of the Products
4 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
5 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    9

until May 31, 2023. On March 31, 2023, the Company filed a Notice of Application for Judicial Review of Health Canada's decision with the Federal Court of Canada.

In March 2023, the Company announced that it entered into a product purchase agreement with Green Tank Technologies Corp. ("Greentank") a leading vaporization technology company and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. The product purchase agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the subscription agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million representing an approximate 2.6% interest in Weekend Holdings Corp. Organigram’s investment combined with the product purchase agreement is expected to transform the Company's current and future vapour hardware lineup across its portfolio of recreational brands.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementation of various new initiatives which have resulted in an increase in an average THC content per plant and the average yield per plant. The Phase 4C expansion at Moncton was completed in Fiscal 2022 which increased the approximate annual capacity to 85,000 kg of flower. The Company has also identified additional changes to its growing and harvesting methodologies, that should assist the operating conditions of the Moncton Campus, resulting in higher quality flower and a reduction in production costs. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

The Company harvested 20,624 kg of dried flower during Q2 Fiscal 2023 compared to 10,037 kg of dried flower in Q2 Fiscal 2022. The increase of 10,587 kg (105%) from the comparative period was primarily related to increased cultivation, planting, staffing and environmental upgrades along with additional rooms being available that occurred over the period from Q1 Fiscal 2022 to Q1 Fiscal 2023, that was done in order to meet the increased demand for many of the Company's products.

Moncton Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility. Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging. Some of this equipment remains in the commissioning and research and development phase.

Winnipeg Facility
The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba. The Winnipeg Facility design and the equipment specifications were designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing, and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the facility have resulted in an increase in production. We have increased our output for gummies, in kilograms, by 35 percent from Q4 fiscal 2022 to Q1 fiscal 2023. This was driven by the increase of Monjour units in response to high consumer demand and expansion into new products flavours. As of February 2023, the facility produced an average of 3.1 million gummies monthly.

The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act and commenced commercial operations during Fiscal 2021.

Lac-Supérieur Concentrates and Craft Flower Facility
The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility has 6,800 square feet of cultivation area, which is currently being expanded to 33,000 square feet. The Lac-Supérieur Facility is currently equipped to produce approximately 600 kilograms of flower and 1 million packaged units of hash annually. The expansion program currently underway is expected to increase annual capacity to 2,400 kilograms of flower and two million packaged units of hash once completed. The production of SHRED X Rip Strip Hash started in February with ultra sonic knife technology with a capacity of 150 units per minute. As well as expanding and increasing automation at Lac-Supérieur, we are adding staff to the packaging shifts to increase production.The Company has committed $13 million towards completing the expansion and management believes that there may be future opportunities for cost savings from further investments in automation and increased capacity from adding staff to the packaging shifts.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    10

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with a goal of ensuring that they are geared towards meeting consumer preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market6 and the Company believes that these categories will continue to dominate based on the sales history in mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, genetic diversity and other quality related attributes such as terpene profile, bud density, and aroma, are expected to become increasingly important. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding and pheno-hunting with the goal of offering a unique and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Quebec.

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of February 2023 maintains a #2 share in the flower category6. The growth and significant contribution of these dried flower value segment brands, however, have contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram is exploring the introduction of a new premium brand, featuring new dried flower offerings with unique genetics and higher potency THC. If any of these initiatives are completed, it is expected to increase premium flower sales, that have a higher average sales price than value brands and therefore attract higher margins. To address the growing demand for strain differentiation in the value segment, the Company expanded the strains available in its Big Bag O' Buds product line and also introduced Holy Mountain, a value-sector brand offering hash and dry flower strains in the 3.5 and 28 gram format.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of flower.

Organigram is committed to these growing categories. The strategic acquisition of the Winnipeg Facility has enabled the Company to produce high quality, edible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility provided the Company with the ability to produce high-quality products in the growing hash segment. Since the acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. In Fiscal 2023, the Company has expanded its hash offering through its new Holy Mountain brand and introduced the innovative product, Rip-Strip Hash under the SHRED X brand. As of February 28, 2023, Organigram has gained the #1 market share in the hash category7.

In Q2 Fiscal 2023, Organigram continued to hold the number #3 position in the gummy category for net sales and the #2 position by sales volume7. The Company currently has nine SKUs in market under its SHRED'ems brand with a new flavour launch planned for Q3 Fiscal 2023.

Monjour, Organigram's wellness brand, has four pure CBD SKUs in market. The large format and assorted flavours proved to be disruptive to the sector and in Q2 Fiscal 2023, Monjour's Berry Good Day CBD gummy was in the top five of gummies sold in Canada and the leading pure CBD-infused gummy7. The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and the cannabinoid cannabigerol ("CBG").

Edison JOLTS, high potency THC lozenges that were developed using proprietary IP, combine the benefits of sublingual oil with the convenience and portability of soft gels. JOLTS held the #1 position in net sales in the capsules and mints category in Q2
6 Hifyre, February 28, 2023, data extract from March 28, 2023
7 Hifyre, February 28, 2023, data extract from March 28, 2023
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    11

Fiscal 20232. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to February 28, 2023" section of this MD&A.

Organigram continues to focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company currently has five SKUs under the SHRED X brand in the popular 510 cartridge format and one SKU under the Edison brand in the PAX cartridge format. Subsequent to quarter-end, Organigram announced a product purchase agreement that it expects will accelerate its performance in the vape category. The product purchase agreement with Greentank provides the Company with an exclusivity period in Canada for new technology incorporated into vape cartridges, including the development of a custom all-in-one device that will be proprietary to Organigram.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in Fiscal 2021 and Fiscal 2022 that we anticipate will continue in Fiscal 2023 and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE pursuant to the PDC Agreement with BAT. The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products.

Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The Plant Science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the newly commissioned BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline.

OUTLOOK
The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $5.3 billion in calendar 20268.

The cannabis industry in Canada is highly competitive and has been oversupplied versus the current market demand considering both regulated Licensed Producers and the still largely unfettered operations of the illicit market including many online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities.

8 BDSA Canada Market Forecast, September 2022
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    12

Against this backdrop of strong industry growth, increased demand for the Company's products is evidenced by Organigram's national adult-use recreational cannabis retail market share ("market share") in Canada. In Q2 Fiscal 2023, the Company held the #3 position in market share9, with Organigram holding the #1 position in milled flower, #1 in capsules, the #1 position in hash and the #3 position in gummies nationally.10 Management believes that the Company is better equipped to fulfill demand in Fiscal 2023 with larger harvests, driven by stronger yields and harvests from the Moncton Phase 4C expansion coming online, compared to Fiscal 2022. With a full year of revenues from the Company's Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2023 as compared to Fiscal 2022. In addition to the domestic sales growth, the Company expects higher international revenue under its new multi-year supply agreement with Canndoc in Israel and continued shipments to Medcan and Cannatrek in Australia.
The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (115 of these rooms are used for the flowering period). With an improved genetics portfolio (including contributions from the dedicated cultivation R&D space at the newly-commissioned BioLab) and a higher average THC being grown than the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%2 of the Canadian legal market.

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to invest in new genetics continues, and the Company expects to launch more new high THC and high terpene genetics in the near term.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment at the Winnipeg Facility. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. For the remainder of Fiscal 2023, management expects continued growth in this product category.

The Lac-Supérieur Facility was acquired in December 2021 and adds hash and artisanal craft cannabis to the Company's product offerings. The application of the Company's direct sales force and national distribution has been successful at achieving national distribution for the hash products and is expected to generate additional revenues from these operations in Fiscal 2023.

Unabsorbed overhead costs were $nil in Q2, Q3 and Q4 of Fiscal 2022, a significant reduction from $1,400 in Q4 Fiscal 2021 (entire Fiscal 2021 was $8,063). The prior periods had significant unabsorbed overhead costs as a consequence of the unused or idled grow rooms. With the Company's cultivation operating at capacity, there was no current period charge for idled or unused rooms and for costs related to underutilization of certain derivative products manufacturing equipment. The Company does not expect to incur expenses for unabsorbed overheads for Fiscal 2023.

The Company's adjusted gross margin11 increased from Q1 2023's 30% to 34% in Q2. This improvement was primarily due to a significant increase in international sales which attract a higher ASP, combined with lower cultivation costs as a result of higher plant yields, ongoing cost efficiency improvements and the benefit of lowered per units costs that were achieved due to increased scale of operations at the Moncton Campus.

The Company expects to continue to have adjusted gross margins over 30%. However, the margin rate is impacted by many factors including: the cost of production; flower yields; domestic versus international sales; product mix by categories and brand. The margin rate is also impacted by the overall sales and production levels, as during periods of lower sales and/or production, the fixed operational costs will negatively impact the margin rate for all product categories.

Organigram has identified the following sales mix opportunities which it believes have the potential to improve adjusted gross margins over time:
•Sales from the Holy Mountain brand, which will include several product categories, in a number of higher margin formats with national distribution on most SKUs;
•The launch of new products across different derivative categories with expected attractive long-term margin profiles; and
•The larger volume of higher margin sales expected from the Lac-Supérieur Facility, achievable from the increased capacity post construction.

Outside of Canada, the Company serves international markets (mainly Israel and Australia) from Canada via export permits and is looking to augment sales channels internationally over time in other markets. The Company continues to monitor regulatory
9 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
10 Hifyre, February 23, 2023, data extracted from March 28, 2023
11 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    13

developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis. In June 2021, the Company received its Good Agricultural Practice certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standards. The Company has sought and during May 2022 received an updated certification for IMC-GAP by CUMCS to demonstrate it continues to meet the evolving Israeli quality standards. This certification is subject to ongoing audit and annual renewal requirements.

Shipments to Canndoc resumed during Fiscal 2022 and on November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. Future shipments to Australia and Israel are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes.

With the significant capital injection from BAT and the PDC Agreement completed during March 2021, the Company became positioned to expand into the U.S. and further international markets and will enter them at the appropriate time and subject to applicable laws. Under the PDC Agreement, the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

Without limiting the generality of risk factor disclosures referenced in the “Risk Factors” section of this MD&A, the expectations concerning revenue, adjusted gross margin and SG&A (comprises of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of this MD&A.

MEDICAL MARKET
The cannabis data company BDSA estimated that the Canadian medical market value for calendar 2023 at $360M, a 9% year-over-year decline12. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram transitioned its patient base from direct fulfillment to the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it will be transferring its medical cannabis business to Avicanna. The Company is monitoring this transition to ensure its patients are supported.

12 BDSA Market Forecast, February 2023
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FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the year-to-date analysis of the changes that occurred for the six months ended February 28, 2023 and February 28, 2022. Commentary is provided in the pages that follow.

	2023	2022	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$113,780	$88,279	$25,501	29%
Net revenue	$82,814	$62,214	$20,600	33%
Cost of sales	$61,263	$52,879	$8,384	16%
Gross margin before fair value adjustments	$21,551	$9,335	$12,216	131%
Gross margin % before fair value adjustments	26%	15%	11%	73%
Realized fair value on inventories sold and other inventory charges	$(26,698)	$(17,627)	$9,071	51%
Unrealized gain on changes in fair value of biological assets	$38,835	$17,971	$20,864	116%
Gross margin	$33,688	$9,679	$24,009	248%
Operating expenses	$40,473	$32,352	$8,121	25%
Loss from operations	$(6,785)	$(22,673)	$15,888	(70)%
Other (income) / expenses	$(4,395)	$(17,224)	$(12,829)	(74)%
Income tax (recovery) expense	$(231)	$(97)	$134	138%
Net Loss	$(2,159)	$(5,352)	$3,193	60%
Net Loss per common share, basic	$(0.007)	$(0.018)	$0.011	61%
Net Loss per common share, diluted	$(0.007)	$(0.018)	$0.011	61%

Net cash used in operating activities	$(16,246)	$(10,144)	$6,102	60%

Adjusted Gross Margin(1)	$26,201	$13,730	$12,471	91%
Adjusted Gross Margin %(1)	32%	22%	10%	45%
Adjusted EBITDA(1)	$11,225	$(331)	$11,556	3,491%

Financial Position
Working capital	$172,623	$189,597	$(16,974)	(9)%
Inventory and biological assets	$88,654	$56,187	$32,467	58%
Total assets	$551,739	$585,102	$(33,363)	(6)%
Non-current financial liabilities(2)	$3,240	$2,872	$368	13%
Note 1:    Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the six months ended February 28, 2023, the Company recorded an increase of 33% in net revenues to $82,814 from the prior year comparative period net revenue of $62,214. Net revenue increased in the current period primarily due to an increase in recreational revenue of $13,367 and international revenue of $8,761, partially offset by a decrease in medical sales.

For the six months ended February 28, 2023, the net ASP of recreational flower decreased to $1.84 per gram compared to $1.98 per gram for the six months ended February 28, 2022, due to a shift towards value-oriented large format products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    15

Sales volumes of all flower in grams increased 21% to 30,383 kg for the six months ended February 28, 2023 compared to 25,121 kg in the comparative period, primarily due to an increase to sales volume, and new large-format products that have been well-received by the market.

REVENUE COMPOSITION
The Company’s revenue composition by product category was as follows for the six months ended February 28, 2023 and 2022:

	2023	2022
Recreational Flower, net of excise duty	42,045	40,288
Recreational Vapes, net of excise duty	1,835	1,939
Recreational Hash, net of excise duty	4,297	1,524
Recreational Infused Pre-rolls, net of excise duty	787	—
Recreational Edibles, net of excise duty	10,145	4,475
Recreational Ingestible Extracts and Oil, net of excise duty	4,163	1,683
Medical, net of excise duty	2,255	3,828
International Flower and Oil	16,627	8,422
Wholesale and Other	660	55
Total Net Revenue	$82,814	$62,214

COST OF SALES AND GROSS MARGIN
The gross margin for the six months ended February 28, 2023 was $33,688 compared to $9,679 for the same period of the prior year. The increase in gross margin year-over-year was primarily a result of: (i) higher sales including increased international sales; (ii) lower cultivation and post-harvest costs; (iii) higher unrealized gains on changes in the fair value of biological assets; net of the impact of lower net ASP from increased competition and the ongoing evolution of the customer and product mix.

Included in gross margin for the six months ended February 28, 2023 is $38,835 (February 28, 2022 - $17,971) of unrealized gain on changes in fair value of biological assets related to IFRS standard IAS 41 – Agriculture and $26,698 (February 28, 2022 - $17,627) for realized fair value on inventories sold and other inventory charges. The net increase in fair value adjustments for the six months ended February 28, 2023 compared to the prior year comparative period is primarily due to the decrease in cultivation costs and the increase to the overall number of plants from increased planting room usage in the current period.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower, cannabis extracts, vapes, edibles, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer;
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
•Unabsorbed fixed overhead charges, comprised of depreciation, insurance and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    16

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Note 1:    The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered Non-IFRS Measures. Readers should refer to the notes to the Financial Statements for the official accounting policies.
Note 2:    The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales.
Note 3:    Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold, a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive income (loss).
Note 4:    Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive income (loss).

ADJUSTED GROSS MARGIN

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; (v) COVID-19 related charges; and (vi) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See the cautionary statement regarding Non-IFRS Measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the “Financial Results and Review of Operations” section of this MD&A. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    17

	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23
Net revenue	$20,324	$24,865	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493
Cost of sales before adjustments	21,046	21,848	24,903	23,581	28,817	35,118	30,492	26,121
Adjusted Gross margin	(722)	3,017	5,475	8,255	9,298	10,362	12,829	13,372
Adjusted Gross margin %	(4)%	12%	18%	26%	24%	23%	30%	34%
Less:
(Recoveries), write-offs and impairment of inventories and biological assets	(59)	1,997	1,845	686	(83)	1,600	1,067	1,256
Provisions to net realizable value	669	622	467	25	6	—	62	2,265
Realized fair value on inventories sold from acquisitions	—	—	—	663	700	—	—	—
Unabsorbed overhead	1,725	1,400	709	—	—	—	—	—
Gross margin before fair value adjustments	$(3,057)	$(1,002)	$2,454	$6,881	$8,675	$8,762	$11,700	$9,851
Gross margin % (before fair value adjustments)	(15)%	(4)%	8%	22%	23%	19%	27%	25%
Add: Realized fair value on inventories sold and other inventory charges	$(8,509)	$(7,286)	$(12,313)	$(5,314)	$(7,386)	$(10,191)	$(12,528)	$(14,170)
Unrealized gain (loss) on changes in fair value of biological assets	$13,685	$11,639	$10,469	$7,502	$6,353	$15,677	$24,714	$14,121
Gross margin(1)	$2,119	$3,351	$610	$9,069	$7,642	$14,248	$23,886	$9,802
Gross margin %(1)	10%	13%	2%	28%	20%	31%	55%	25%
Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

The adjusted gross margin and gross margin before fair value adjustments have steadily improved over the last eight quarters. Compared to Fiscal 2021, the increase to margin has been due to the higher net revenue including increased international sales, combined with lower cultivation and post-harvest costs, lower inventory provisions, and lower unabsorbed overheads.

OPERATING EXPENSES

	2023	2022	CHANGE	% CHANGE

General and administrative	$22,948	$18,565	$4,383	24%
Sales and marketing	8,825	8,077	748	9%
Research and development	5,731	2,199	3,532	161%
Share-based compensation	2,969	1,511	1,458	96%
Impairment of property, plant and equipment	—	2,000	(2,000)	(100)%
Total operating expenses	$40,473	$32,352	$8,121	25%

GENERAL AND ADMINISTRATIVE
For the six months ended February 28, 2023, the Company incurred general and administrative expenses of $22,948 compared to $18,565 for the prior year comparative period. The increase in the current period mainly relates to higher employee costs due to more general and administrative full-time employees to support the Company's growth, higher depreciation and amortization, general wage increases, and higher technology costs which includes $2,711 (February 28, 2022: $nil) in ERP installation costs.

SALES AND MARKETING
For the six months ended February 28, 2023, the Company incurred sales and marketing expenses of $8,825 compared to $8,077 for the six months ended February 28, 2022. The increase in expenses was due to the continued development by the Company of the adult-use recreational market. These expenses include advertising and promotion, sales staff, educational materials, as well as trade investment.

RESEARCH AND DEVELOPMENT
Research and development costs of $5,731 increased from the comparative period cost of $2,199, as the Company ramps up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
For the six months ended February 28, 2023, the Company recognized $2,969 in share-based compensation in relation to selling, marketing, general and administrative, and research and development employees, compared to $1,511 for the comparative period due to a greater number of equity awards issued and outstanding during the first half of Fiscal 2023 as compared to the prior year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    18

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the six months ended February 28, 2023 were $3,194, compared to $1,557 for the comparable period, the changes being consistent with those noted above.

For the six months ended February 28, 2023, 1,144,000 options were granted, valued at $1,027, compared to 520,000 options granted in the comparative period, valued at $934. Included in the six months ended February 28, 2023 were 800,000 options granted to key management personnel compared to 500,000 options granted for the six months ended February 28, 2022.

During the six months ended February 28, 2023, 1,485,239 restricted share units (“RSUs”) were granted to employees (February 28, 2022 – 391,248), of which 1,140,765 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 361,942 issued for the six months ended February 28, 2022.

During the six months ended February 28, 2023, 846,154 performance share units (“PSUs”) were granted to employees (February 28, 2022 – 169,843), of which 547,680 PSUs were issued to key management personnel, compared to 140,537 issued for the prior year.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT
During six months ended February 28, 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus and recognized an impairment loss of $2,000 in relation to the chocolate line assets.

OTHER (INCOME) EXPENSES

	2023	2022	CHANGE	% CHANGE

Financing costs	$104	$173	$(69)	(40)%
Investment income	(1,970)	(633)	1,337	211%
Share of loss from investments in associates, net	702	643	59	9%
Impairment of loan receivable and investments in associates	—	250	(250)	(100)%
Loss on disposal of property, plant and equipment	313	5,190	(4,877)	(94)%
Change in fair value of contingent consideration	(6)	484	490	101%
Change in fair value of derivative liabilities	(3,463)	(23,331)	(19,868)	85%
Total other (income)/expenses	$(4,395)	$(17,224)	$12,829	(74)%

INVESTMENT INCOME
Investment income of $1,970 was earned for the six months ended February 28, 2023, compared to $633 for the six months ended February 28, 2022. The change in investment income was due to higher interest rates in the current period as compared to prior year comparative period.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During the six months ended February 28, 2023, the Company’s share of loss from investments in associates was $702, compared to a loss of $643 in the prior year comparative period.

In connection with the Company's acquisitions of EIC and Laurentian, the Company has commitments to deliver additional consideration should EIC and Laurentian achieve their milestones. There was an $6 change in the estimated fair value of these contingent liabilities for the six months ended February 28, 2023, compared to $484 in the prior year comparative period.

DERIVATIVE WARRANT LIABILITIES
As at February 28, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $3,241 for the six months ended February 28, 2023 (February 28, 2022 - decrease of $22,023).

DERIVATIVE TOP-UP RIGHTS LIABILITIES
During the six months ended February 28, 2023, no Top-up Rights were exercised (February 28, 2022 - nil).

As at February 28, 2023, the Company revalued the Top-up Rights at an estimated fair value of $513 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the six months ended February 28, 2023 of $222 (February 28, 2022 - $1,308).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    19

OTHER
During the six months ended February 28, 2023, the Company recorded a loss on disposal of property, plant and equipment of $313 (February 28, 2022 - $5,190). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction in production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year.

NET LOSS
Net loss for the six months ended February 28, 2023 was $2,159 or $0.007 per Common Share (basic and diluted), compared to net loss of $5,352 or $0.018 per Common Share (basic and diluted) for the prior year comparative period. The decrease in net loss from the comparative period is primarily due to higher gross margin, partially offset by a lower gain on the change in fair value of derivative liabilities in the current year period.

SUMMARY OF QUARTERLY RESULTS

	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$16,839	$22,898	$25,020	$24,887	$34,521	$37,521	$35,859	$27,415
Medical revenue (net of excise)	$2,015	$1,968	$1,908	$1,920	$1,793	$1,688	$1,486	$769
International, wholesale and other revenue	$1,470	$(1)	$3,450	$5,029	$1,801	$6,271	$5,976	$11,309
Net revenue	$20,324	$24,865	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493
Net loss	$(4,008)	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)
Net loss per common share, basic	$(0.014)	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)
Net loss per common share, diluted	$(0.014)	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)
Operational Results
Dried flower yield per plant (grams)	117	127	129	122	132	141	168	156
Harvest (kg) - dried flower	8,379	12,085	11,603	10,037	13,141	16,101	22,296	20,624
Employee headcount (#)	647	727	738	841	865	887	921	939

In Fiscal 2023, continued growth in net revenues, lower cost of production (on a per unit basis) and lower asset impairment charges, resulted in net income or lesser net loss as compared to net loss recognized during Fiscal 2022 and Fiscal 2021.

Adjusted EBITDA
This is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loans receivable; unrealized loss (gain) on changes in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions to net realizable value of inventories; COVID-19 related charges, net of government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Management changed the calculation of Adjusted EBITDA during Q4 Fiscal 2021 and has conformed prior quarters accordingly to include an add-back for the Company's research and development expenditures, including its share of the expense from the CoE. During Fiscal 2022, management further changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    20

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q3-F21	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23
Net (loss) income as reported	$(4,008)	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)
Add/(Deduct):
Financing costs, net of investment income	251	(286)	(243)	(217)	(234)	(364)	(815)	(1,051)
Income tax expense (recovery)	—	—	—	(97)	308	(299)	(232)	1
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	5,626	17,349	6,378	11,024	6,515	7,570	7,183	6,867
Impairment of intangible assets	—	1,701	—	—	—	—	—	—
Impairment of property, plant and equipment	—	—	—	2,000	—	2,245	—	—
Share of loss from investments in associates and impairment loss from loan receivable	1,115	4,162	394	499	193	528	406	296
Unrealized (gain) loss on changes in fair value of contingent consideration	(24)	3,392	(182)	666	(3,422)	317	18	(24)
Realized fair value on inventories sold and other inventory charges	8,509	7,286	12,313	5,314	7,386	10,191	12,528	14,170
Unrealized (gain) loss on changes in fair value of biological assets	(13,685)	(11,639)	(10,469)	(7,502)	(6,353)	(15,677)	(24,714)	(14,121)
Share-based compensation (per statement of cash flows)	973	1,150	680	877	761	2,809	1,852	1,342
COVID-19 related charges, net of government subsidies and insurance recoveries	(2,714)	(892)	—	—	(335)	—	—	—
Legal provisions (recoveries)	470	1,050	—	—	(310)	—	—	(75)
Share issuance costs and change in fair value of derivative liabilities	(7,305)	(6,001)	(12,698)	(10,633)	(5,904)	(3,415)	(1,030)	(2,433)
Incremental fair value component on inventories sold from acquisitions	—	—	—	663	700	—	—	—
ERP implementation costs	—	—	—	—	1,410	1,793	1,334	1,377
Transaction costs	—	—	—	1,148	1,424	(188)	318	27
Provisions (recoveries) and impairment of inventories and biological assets and provisions of inventory to net realizable value	610	2,619	2,312	711	(77)	1,600	1,129	3,521
Adjusted EBITDA as Previously Reported	$(10,182)	$(6,080)	$(2,820)	$406	$(725)	$966	$3,306	$2,409
Add/(Deduct): Research and development expenditures, net of depreciation	938	1,262	933	1,150	1,308	2,266	2,271	3,239
Adjusted EBITDA (Revised)	$(9,244)	$(4,818)	$(1,887)	$1,556	$583	$3,232	$5,577	$5,648
Divided by: net revenue	20,324	24,865	30,378	31,836	38,115	45,480	43,321	39,493
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(45)%	(19)%	(6)%	5%	2%	7%	13%	14%

During Q4 Fiscal 2021, the Company had decreased its cost of production and with increased revenues this reduced the quarter's Adjusted EBITDA loss to $4.8 million, a 48% decrease from Q3 Fiscal 2021 loss of $9.2 million.

During Q1 Fiscal 2022, with further reductions to the cost of production combined with 22% increase to net revenues, the Adjusted EBITDA loss was reduced to $1.9 million. The Q2 Fiscal 2022 Adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the Q1 Fiscal 2022 and was as a result of increased revenues and margins. The Q3 Fiscal 2022 Adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 Fiscal 2022 and record-high recreational revenues during the quarter.

Due to the higher adjusted gross margin, resulting from lower cultivation and post-harvest costs, Adjusted EBITDA in Q1 Fiscal 2023 increased to $5.6 million, which was the highest that the Company has reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023 and the Company expects to continue achieving positive Adjusted EBITDA in the subsequent quarters of Fiscal 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    21

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end Q2 Fiscal 2023 and Q4 Fiscal 2022:

	FEBRUARY 28, 2023	AUGUST 31, 2022	% CHANGE
Cash & short-term investments	$71,970	$98,607	(27)%
Inventories	$70,569	$50,314	40%
Working capital	$172,623	$166,338	4%
Total assets	$551,739	$577,107	(4)%
Total current and long-term debt	$198	$235	(16)%
Non-current financial liabilities(1)	$3,240	$2,361	37%
Total shareholders' equity	$509,101	$508,058	—%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On February 28, 2023, the Company had unrestricted cash and short-term investments balance of $71,970 compared to $98,607 at August 31, 2022. The decrease is primarily a result of capital expenditures of $13,949 and increase in working capital of $6,285. In addition to the unrestricted cash and short-term investments, the Company had $24,890 in restricted cash, for total cash and short term investments of $96,860, compared to $125,427 at August 31, 2022.

The Company completed its Phase 4C expansion in Q4 Fiscal 2022 and that has significantly increased the production capacity enabling the Company to better meet the increased consumer demand for its products. The Company began harvesting from the Phase 4C grow rooms and this has resulted in an increase in inventory on February 28, 2023.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages.

The Company generated positive cash flows from operating activities during Q1 Fiscal 2023, which was achieved primarily due to positive Adjusted EBITDA and a reduction to receivables. In Q2 Fiscal 2023, due to an increase in net working capital assets, primarily from an increase to receivables and inventories combined with a reduction to payables, the Company used cash in operating activities. While the Company expects to continue to generate positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increases to receivables and this will negatively impact cash flows from operating activities. The Company currently forecasts a $32 million cash capex for Fiscal 2023 and if completed as planned during Fiscal 2023, the Company expects to generate positive FCF during Q1 2024 (calendar 2023)13. This spend would relate to the completion of the expansion at the Lac-Supérieur Facility and also include automation and enhancements investments at the Winnipeg Facility and Moncton Campus.

The following highlights the Company’s cash flows during the three and six months ended February 28, 2023 and February 28, 2022:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2023	FEBRUARY 28, 2022	FEBRUARY 28, 2023	FEBRUARY 28, 2022
Cash provided (used) by:
Operating activities	$(19,711)	$(803)	$(16,246)	$(10,144)
Financing activities	(210)	6,023	(410)	5,753
Investing activities	11,678	(22,643)	9,970	31,313
Cash provided (used)	$(8,243)	$(17,423)	$(6,686)	$26,922
Cash position
Beginning of period	70,072	99,710	68,515	55,365
End of period	$61,829	$82,287	$61,829	$82,287
Short-term investments	10,141	68,458	10,141	68,458
Cash and short-term investments	$71,970	$150,745	$71,970	$150,745

Cash used in operating activities for the three and six months ended February 28, 2023 were $19,711 and $16,246, respectively, which was primarily driven by the investment in working capital assets. This compares to cash used in operating activities of $803 and $10,144 from the comparable three and six months ended February 28, 2022 periods, respectively. The increase to cash
13 Free cash flows is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    22

used in operating activities is primarily due to the higher working capital needs resulting from the growth in revenues and a decrease in accounts payable and accrued liabilities.

Cash from financing activities for the three and six months ended February 28, 2023 was a use of $210 and $410, respectively. In comparison, for the three and six months ended February 28, 2022, cash provided by financing activities was $6,023 and $5,753, respectively, which was primarily driven by the $6,348 in net equity proceeds from the issuance of common shares to BAT as they exercised their top-up rights.

Cash provided by investing activities for the three and six months ended February 28, 2023 was $11,678 and $9,970, respectively, primarily driven by proceeds from net redemption of short term investments of $15,204 and $20,279, respectively, offset by the purchases of capital assets of $5,574 and $13,949, respectively. This compares to cash used in investing activities which was of $22,643 and cash provided by investing activities of $31,313 for the three and six months ended February 28, 2022, respectively, which was primarily driven by the acquisition of Laurentian for $7,000 and $7,000, purchases of capital assets of $8,704 and $15,708, deposits into restricted funds of $4,518 and $3,831, and additional investment in Hyasynth of $2,595 and $2,595, offset by proceeds from redemption of short-term investments of $nil and $60,000, respectively.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and six months ended February 28, 2023.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the three and six months ended February 28, 2023 and February 28, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2023	FEBRUARY 28, 2022	FEBRUARY 28, 2023	FEBRUARY 28, 2022
Salaries and consulting fees	$1,545	$897	$3,022	$1,866
Share-based compensation	790	739	2,032	1,633
Total key management compensation	$2,335	$1,636	$5,054	$3,499

During the three and six months ended February 28, 2023, nil and 800,000 stock options, respectively (February 28, 2022 – nil and 500,000) were granted to key management personnel with an aggregate fair value of $nil and $631 (February 28, 2022 – $nil and $898). In addition, during the three and six months ended February 28, 2023, nil and 1,140,765 RSUs, respectively (February 28, 2022 – nil and 361,942) were granted with a fair value of $nil and $1,325, respectively (February 28, 2022 – $nil and $995). For the three and six months ended February 28, 2023, nil and 547,680 PSUs, respectively (February 28, 2022 – nil and 140,537) were issued to key management personnel with an aggregate fair value of $nil and $305, respectively (February 28, 2022 – $nil and $164).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IFRS IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and six months ended February 28, 2023, under the PDC Agreement, BAT incurred $1,394 and $1,812 respectively (February 28, 2022 - $506 and $1,212) for direct expenses and the Company incurred $2,801 and $5,073 (February 28, 2022 - $1,339 and $2,514) of direct expenses and capital expenditures for a total of $409 and $642 (February 28, 2022 - $1,845 and $3,726) related to the CoE, respectively. For the three and six months ended February 28, 2023, the Company recognized its share of the expenses incurred by the CoE of $2,098 and $3,443 (February 28, 2022 - $620 and $1,295) in the condensed consolidated interim statements of operations and comprehensive loss under research and development. For the three and six months ended February 28, 2023, the Company recorded $205 and $321 (February 28, 2022 - $302 and $606) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At February 28, 2023, there is a balance owing to BAT of $2,671 (August 31, 2022 - $2,444).
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FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, account and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $198 (August 31, 2022 – $235), which is its carrying value.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

On December 31, 2022, EIC met one of the remaining two milestones and the contingent consideration of $7,000 became due and payable, which is outstanding as of February 28, 2023 and included in other current liabilities.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and weighted average cost of capital ("WACC").

At February 28, 2023, the fair value of the Laurentian contingent share consideration was revalued to $2,907 (August 31, 2022 - $2,913). If the WACC increased by 1%, the estimated fair value of the contingent share consideration would decrease and net income would increase by $31, or if it is decreased by 1%, the estimated fair value of the contingent share consideration would increase and net income would decrease by $37.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs, but has been classified as level 2 in its entirety; and utilizes a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the top-up rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such top-up rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

Derivative Warrant Liabilities
During the three and six months ended February 28, 2023, no warrants were exercised (February 28, 2022 - nil and nil). As at February 28, 2023, the Company revalued the remaining derivative liabilities at an estimated fair value of $897 (August 31, 2022 – $4,138) and recorded a decrease in the estimated fair value for the three and six months ended February 28, 2023 of $2,194 and $3,241 (February 28, 2022 - $9,971 and $22,023), respectively.

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The following inputs were used to estimate the fair value of the warrants at February 28, 2023 and August 31, 2022:

	FEBRUARY 28, 2023	AUGUST 31, 2022
Risk free interest rate	4.20%	3.64%
Life of warrants (years)	0.70	1.20
Market price of common shares	1.09	1.42
Expected future volatility of common shares	77.20%	77.30%
Fair value per warrant	0.05	0.24

As at February 28, 2023, if the volatility increased by 10%, then the estimated fair value of the warrants would increase and net income would decrease by $443, or if it decreased by 10%, the estimated fair value of the warrants would decrease and net income would increase by $367.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%.

Pursuant to the investor rights agreement between the Company and BAT (the "IRA"), the Company granted BAT certain top-up rights (the "Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at February 28, 2023, the Company revalued the Top-up Rights at an estimated fair value of $513 (August 31, 2022 - $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and six months ended February 28, 2023 of $239 and $222 (February 28, 2022 - $662 and $1,308), respectively. The following table summarizes the movement in Top-up Rights:

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2022	7,590,099	$735
Granted	851,977	—
Exercised	—	—
Cancelled / Forfeited	(21,944)	—
Revaluation of Top-up Rights	—	$17
Balance - November 30, 2022	8,420,132	$752
Granted	9,920	$—
Exercised	—	$—
Cancelled / Forfeited	(57,547)	$—
Revaluation of Top-up Rights	—	$(239)
Balance - February 28, 2023	8,372,505	$513

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The following inputs were used to estimate the fair value of the Top-up Rights at February 28, 2023 and August 31, 2022:

	FEBRUARY 28, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.61 - $9.53	$2.50	$—	$—
Risk free interest rate	3.13% - 4.77%	4.77%	3.42%	3.50%
Expected future volatility of common shares	65.00% - 95.00%	70.00%	85.00%	85.00%
Expected life (years)	1.02 - 4.99	0.70	6.40	5.52
Forfeiture rate	10%	—%	25%	5%

	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.60 - $9.53	$2.50	—	—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of common shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life (years)	1.34 - 5.12	1.2	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$8,753	$9,215	$17,968
Acquisition through business combination	—	—	—
Unrealized gain on change in fair value of biological assets	—	38,835	38,835
Production costs capitalized	26,281	—	26,281
Transfer to inventory upon harvest	(26,803)	(38,196)	(64,999)
Carrying amount, February 28, 2023	$8,231	$9,854	$18,085

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 13 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of February 28, 2023, it is expected that the Company’s biological assets will yield 28,778 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2023 AND 2022    26

differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	FEBRUARY 28, 2023		AUGUST 31, 2022		SENSITIVITY	FEBRUARY 28, 2023	AUGUST 31, 2022
Average selling price per gram	$1.59		$1.49		Increase or decrease by 10% per gram	$1,805	$1,766
Expected average yield per plant	164	grams	132	grams	Increase or decrease by 10 grams	$1,103	$1,339

The expected average yield per plant at February 28, 2023 and August 31, 2022, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up rights, RSUs and PSUs outstanding of the Company as at February 28, 2023 and April 11, 2023:

	FEBRUARY 28, 2023	April 11, 2023
Common shares issued and outstanding	313,938,630	314,011,752
Options	11,974,339	11,762,339
Warrants	16,943,650	16,943,650
Top-up rights	8,372,137	8,291,866
Restricted share units	3,729,601	3,648,101
Performance share units	1,111,025	1,080,853
Total fully diluted shares	356,069,382	355,738,561

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended February 28, 2023. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended August 31, 2022.

Adoption of New Accounting Pronouncements

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

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The Company adopted these amendments to IAS 37 effective September 1, 2022, and has determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the amendments.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 16 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Amendments to IFRS 9: Financial Instruments
The amendments clarify the fees that a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The Company adopted these amendments to IFRS 9 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments apply to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

The Company adopted these amendments effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company.

Amendments to IAS 41: Agriculture
The amendments remove the requirement in paragraph 22 of IAS 41 Agriculture that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

While the Company’s biological assets are within the scope of IAS 41, these amendments had no impact on the Company's interim financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories

Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after February 28, 2023 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.
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Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at February 28, 2023 is $24,890 (August 31, 2022 - $26,820).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three and six months ended February 28, 2023, $2,098 and $3,443 (February 28, 2022 - $620 and $1,295) of expenses have been recorded in the statement of operations and comprehensive loss.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants since the Settlement funds were deposited. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the
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companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at February 28, 2023 (February 28, 2022 - nil).

At February 28, 2023, a provision of $150 (August 31, 2022 - $2,560) was included in the condensed consolidated interim statement of financial position for any remaining legal or administrator costs related to the NS claim and other contingencies. For the three and six months ended February 28, 2023, payments of $22 and $2,335 (February 28, 2022 - $412 and $412) were made in connection with provisions.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s Annual Financial Statements for the financial year ended August 31, 2022, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's Financial Statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s attestation report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended August 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of February 28, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO THE CONTROL ENVIRONMENT
There has been a change to the Company’s ICFR during the three months ended February 28, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the three months ended February 28, 2023, the Company substantially progressed its ERP system implementation with the effective date of launch of the first phase of the ERP taking place just subsequent to quarter end on March 1, 2023. The first phase of the ERP included the implementation of finance and supply chain modules at our Moncton facility, with future phases expanding to the Winnipeg and Lac-Supérieur facilities and the implementation of an advanced manufacturing module.

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MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of August 31, 2022, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of February 28, 2023, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of ICFR.
•The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its ICFR.
•An ineffective information and communication process resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities have been implemented or remain in progress as at the date of this MD&A and will continue throughout Fiscal 2023 until remediated.

•The ERP project is expected to streamline financial data management processes, improve functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including scoping, design, development and testing. The first phase of the ERP was implemented effective March 1, 2023 following the deployment of substantial human and financial resources to this project. As this first ERP phase has recently launched, the Company has not yet tested the ERP for effectiveness of internal controls, however this represents a change in the control environment demonstrating the Company's commitment to remediation.
•We are implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's control standards and expectations, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company. We have continued to formalize and improve risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency. We are preparing a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and are working to revise the matrix to reflect recent organizational changes with a view to then formally communicating these limits of authority to relevant personnel throughout the Company.
•We have bolstered the financial reporting and accounting department's internal controls and accounting knowledge with a number of new full-time employees including those in more senior roles. The Company has implemented retention efforts to complement its hiring. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company's internal control environment.
•We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists are expected to enhance our continuing efforts in Fiscal 2023 to evaluate significant financial reporting processes to ascertain if there are any new processes that need to be documented, continue to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes.
•We have hired a Chief Information Officer to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new enterprise resource planning ("ERP") system.
•We continue to simplify and streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Senior management has discussed the material weaknesses described above with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions including the ERP system will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may
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need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at February 28, 2023 approximates $130,122 (August 31, 2022 - $171,799).

As of February 28, 2023 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	FEBRUARY 28, 2023	AUGUST 31, 2022
0-60 days	$30,196	$42,961
61-120 days	1,589	2,022
Gross trade receivables	$31,785	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(954)	(1,121)
	$30,831	$43,862

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 28, 2023, the Company had $61,829 (August 31, 2022 – $68,515) of cash and working capital of $172,623 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at February 28, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$19,624	$19,624	$19,624	$—	$—	$—
Long-term debt	198	210	80	130	—	—
Lease obligations	5,015	6,321	1,134	2,063	911	2,213
	$24,837	$26,155	$20,838	$2,193	$911	$2,213

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $16,807 of capital expenditures, mostly related to its Moncton and Laurentian facilities.
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(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

(iv) Risks related to the Company's Common Shares
On January 23, 2023, the Company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ (the "Minimum Bid Requirement"), since the closing bid price for the Company's common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. Under NASDAQ Listing Rule 810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on the NASDAQ Global Select Market. To regain compliance, the closing bid price of the Common Shares must remain at or above US$1.00 per share for a minimum of 10 consecutive business day. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the Common Shares from NASDAQ.

There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement or otherwise maintain compliance with any of the other NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company's ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company's ability to raise additional capital, reduce the price at which the Common Shares trades on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company's stockholders. In addition, delisting of the Common Shares could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company's securities at all. For these reasons and others, delisting of the Common Shares from NASDAQ could adversely affect the Company's business, financial condition and liquidity.

(v) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (4 of which, individually, represented more than 10% of the Company’s revenues during the three months ended February 28, 2023), corporations (4 of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(vi) Risks related to Jolts
There is no assurance that the Company will be successful in its application for Judicial Review of Health Canada’s determination that Jolts lozenge products have been improperly classified by the Company as an “extract” rather than an “edible” under the Cannabis Regulations, or that the Company will be able to resume production and commercialize this type of product in the future.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vii) Risks related to international sales
The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing . There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdiction.

COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers.

While vaccination programs are maturing and generally restrictions are easing across most countries, there is ongoing concern and uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future
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developments which are highly uncertain and cannot be predicted at this time. Furthermore, depending on the duration and severity of the COVID-19 pandemic, it may also have the effect of heightening many of the other business risks such as risks relating to the Company's supply chain (availability and cost of raw materials and components) and the successful on-time completion of business objectives. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements.

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